As filed with the Securities and Exchange Commission on July 27, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN REALTY CAPITAL NEW YORK CITY REIT, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

02918L100

(CUSIP Number of Class of Securities)

Edward M. Weil, Jr.
Executive Chairman, Chief Executive Officer, President and Secretary
American Realty Capital New York City REIT, Inc.
405 Park Avenue, 3rd Floor
New York, New York 10022
(212) 415-6500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Peter M. Fass, Esq.	Michael J. Choate, Esq.
Proskauer Rose LLP	Proskauer Rose LLP
Eleven Times Square	Three First National Plaza
New York, New York 10036	70 West Madison, Suite 3800
(212) 969-3000	Chicago, Illinois 60602
(312) 962-3567

CALCULATION OF FILING FEE
Transaction Valuation:	Amount of Filing Fee:
$6,475,000 (a)	$806.14 (b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.
(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, equals $124.50 per million dollars of the aggregate value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
$806.14	American Realty Capital New York City REIT, Inc.

Form or Registration No.:	Date Filed:
005-90261	June 15, 2018
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2018 (the “Schedule TO”). The Schedule TO relates to the offer by American Realty Capital New York City REIT, Inc., a Maryland corporation (the “Company”), to purchase up to 500,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $8.1 million) without amending or extending the offer in accordance with rules promulgated by the SEC, at a purchase price equal to $12.95 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 15, 2018, and in the related Letter of Transmittal, which, together with any amendments or supplements thereto, constitute the “Offer.”

The purpose of this Amendment No. 1 is to serve as a final amendment to the Schedule TO reporting the final results of the Offer. Only those items amended are reported in this Amendment No. 1.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information thereto:

“The Offer, proration period and withdrawal rights expired at 11:59 p.m. Eastern Time, on July 24, 2018, and the Offer was not extended. The Company has been advised by the Depositary that a total of 210,014.31 Shares were validly tendered and not validly withdrawn. In accordance with the terms of the Offer, the Company has accepted for purchase all such Shares at a purchase price equal to $12.95 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, for a total cost of approximately $2.7 million, excluding fees and expenses relating to the Offer. Payment for the Shares purchased pursuant to the Offer commenced on July 27, 2018. The Shares accepted for purchase in the Offer represent 0.7% of the issued and outstanding Shares as of June 30, 2018.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2018

American Realty Capital New York City REIT, Inc.

By:	/s/ Edward M. Weil, Jr.
Edward M. Weil, Jr.
Executive Chairman, Chief Executive Officer, President and Secretary